UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter and Full Year 2018

Operating and Financial Results

Monterrey, Mexico, February 11, 2019— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter and full year 2018.

Highlights full year 2018

▪	Adjusted EBITDA grew 23.6%, with a margin of 70.0%
▪	Aeronautical and Non-Aeronautical revenues increased 16.6%
▪	Passenger traffic increased 9.7%
▪	Net income rose 34.0%
▪	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments reached Ps. 1,449 million in 2018.

Highlights 4Q18

▪	Adjusted EBITDA grew 21.9%, with a margin of 69.9%
▪	Aeronautical and Non-Aeronautical revenues increased 17.7%
▪	Passenger traffic increased 10.4%
▪	Net income rose 31.2%

4Q18 Results Summary

Adjusted EBITDA grew 21.9%, with an Adjusted EBITDA margin of 69.9%.

Aeronautical and non-aeronautical revenues rose 17.7%, while passenger traffic increased 10.4%.

Aeronautical revenues rose 20.3%, mainly as a result of higher traffic volumes.

Non-aeronautical revenues grew 10.4%, led by growth in the parking and VIP lounges line items.

Cost of airport services and G&A expense increased 4.0%. The growth reflected primarily an increase in payroll expense and electricity tariffs.

Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments reached Ps. 342 million. Investments included the construction process of a new passenger terminal in the Reynosa airport, the expansion and remodeling of the Chihuahua and San Luis Potosí passenger terminals; as well as other operational infrastructure works. All investments were funded out of cash generated from operations.

The ratio of net debt to EBITDA was 0.34 as of December 31, 2018.

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OMA will hold its 4Q18 earnings conference call on February 12, 2018 at 11 am Eastern time, 10 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13686952. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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4Q18 Operating Results

Operations, Passengers, and Cargo

17 routes were opened during the quarter, including 12 domestic routes and 5 international routes (of which, 4 are seasonal), while 6 routes were cancelled. The number of available seats offered increased 9.6% compared to 4Q17, as a result of more frequencies and/or larger aircraft deployed on OMA’s principal routes including Monterrey – Mexico City, Monterrey – Guadalajara, Monterrey – Cancún, among others.

Total passenger traffic increased 10.4%. Of total traffic, 88.4% was domestic and 11.6% was international.

Domestic passenger traffic increased 11.1%. Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey, mainly on the Mexico City, Cancún, Guadalajara, and Tijuana routes.
▪	Culiacán, on its Tijuana, Guadalajara and Mexico City routes.
▪	Ciudad Juárez, on its Guadalajara, Ciudad de México and Bajío routes.
▪	Chihuahua, on its Cancún and Mexico City routes.
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International passenger traffic increased 5.7%. Ten airports recorded increases in international traffic, led by Monterrey, as a result of increased traffic on its Detroit route.

Commercial Operations

OMA implemented 14 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 99.2%.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 84.6% occupancy rate, a decrease of 4.5 percentage points. The average room rate was Ps. 2,369 per night.
▪	The Hilton Garden Inn had a 78.4% occupancy rate, an increase of 1.6 percentage points, with an average room rate of Ps. 2,170.

Freight Logistics Services

▪	OMA Carga’s freight handled decreased 4.4% to 7,805 metric tons.

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Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Rental income from the six warehouses on lease reached Ps. 8.4 million.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 20.3%, mainly as a result of higher traffic volumes and an increase in the number of flight operations.

Non-aeronautical revenues increased 10.4%. Non-aeronautical revenues per passenger was
Ps. 77.9.

Commercial revenues increased 12.9%. The line items with the largest increases were:

▪	Parking, +20.1%, as a result of increased capacity in the Monterrey, Chihuahua and Reynosa airports, as well as passenger traffic growth.
▪	VIP lounges, +73.0%, due to the opening of 3 new lounges in the last 12 months, and a higher volume of users.
▪	Car rental, +16.3%, due to the leasing of 23 new locales during 2018 and improved contractual terms.
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Diversification revenues grew 7.3%.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

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Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 4.0%, mainly due to an increase in payroll expense as a result of severance payments incurred in the quarter, as well as an adjustment to the retirement labor liability. Basic services grew because of an increase in electricity tariffs of more than 40%.

The major maintenance provision was Ps. 65 million. The outstanding balance of the maintenance provision as of December 31, 2018 was Ps. 944 million.

The airport concession tax increased 22.6% as a result of the growth in revenues, while the technical assistance fee increased 28.7%.

As a result of the foregoing, total operating costs and expenses decreased 9.3% compared to the prior year period. Excluding construction costs, total costs and operating expenses increased 5.1%.

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Operating Income and Adjusted EBITDA

Operating income rose 27.5%, with an operating margin of 52.4%.

Adjusted EBITDA increased 21.9%, with an Adjusted EBITDA margin of 69.9%.

Financing Income, Taxes, and Net Income

Financing Income was Ps. 20 million.

Taxes were Ps. 259 million, and the effective tax rate was 24.1%.

Consolidated net income increased 31.2% to Ps. 819 million.

Earnings per share, based on net income of the controlling interest, increased 31.4% to Ps. 2.07; earnings per ADS increased 31.9% to US$0.84. Each ADS represents eight Series B shares.

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 MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 342 million, comprised of Ps. 279 million in improvements to concessioned assets, Ps. 53 million in major maintenance, Ps. 2 million in other expenditures and Ps. 8 million in strategic investments.

The most important investment expenditures included:

In 2018, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 1,449 million, comprised of Ps. 1,142 million in improvements to concessioned assets, Ps. 139 million in major maintenance, Ps. 3 million in other expenditures and Ps. 165 million in strategic investments.

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Debt

(Ps. Thousands)	Maturity	December 31, 2017	December 31, 2018
Total Short-Term Debt		-	-
Long-Term Debt			
10-yr Bond, Ps. 1,500 mm: OMA13	2023	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet		
7-yr Bond, Ps. 3,000 mm: OMA14	2021	3,000,000	3,000,000
Finance CAPEX and Refinance Debt	Bullet		
10-yr Term Loan - Private Export Funding Corporation	2021	128,992	90,156
Finance Security Equipment	Qtly. Amort.		
5-yr Term Loan	2019	15,396	3,067
Finance Safety Equipment	Qtly. Amort.		
Subtotal Long-Term Debt		4,644,388	4,593,223
Less: Current Portion of Long-Term Debt		(50,852)	(41,425)
Less: Commissions and Financing Expenses		(11,116)	(8,629)
Total Long-Term Debt		**4,582,420**	**4,543,169**
Plus: Current Portion of Long-Term Debt		50,852	41,425
Total Debt		**4,633,272**	**4,584,594**
Mexican peso denominated debt		*97%*	*98%*
U.S. dollar denominated debt		*3%*	*2%*
Net Debt		**2,300,265**	**1,625,692**
Net Debt / Adjusted EBITDA (x)		0.60	0.34

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the twelve months of 2018, cash flows from operating activities increased 26.1% to Ps. 3,684 million. The increase resulted mainly from higher operating income.

Investing activities used cash of Ps. 1,085 million in the twelve months. Outflows included Ps. 1,103 million for improvements to concessioned assets and Ps. 150 million for acquisition of equipment.

Financing activities generated an outflow of Ps. 1,918 million, mainly for payment of dividends totaling Ps. 1,606 million.

Cash increased Ps. 681 million during 2018, to Ps. 2,959 million as of December 31, 2018.

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Material Events

OMA informs the appointment of its Chief Executive Officer. On November 12, 2018, Ricardo Dueñas was appointed Chief Executive Officer of OMA.

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OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	4Q17	4Q18	% Var	2017	2018	% Var
Revenues						
Aeronautical Revenues	1,090,171	1,311,544	20.3	4,347,031	5,140,052	18.2
Non-Aeronautical Revenues	390,037	430,626	10.4	1,456,338	1,625,497	11.6
Aeronautical Revenues + Non-Aeronautical Revenues	**1,480,208**	**1,742,170**	**17.7**	**5,803,369**	**6,765,549**	**16.6**
Construction Revenues	410,321	278,897	(32.0)	1,329,226	1,141,505	(14.1)
Total Revenues	**1,890,529**	**2,021,067**	**6.9**	**7,132,595**	**7,907,054**	**10.9**
Operating Costs						
Cost of Services	239,035	234,829	(1.8)	981,065	977,896	(0.3)
Administrative Expenses	146,277	163,365	11.7	587,917	563,151	(4.2)
Major Maintenance Provision	90,833	64,881	(28.6)	291,038	248,636	(14.6)
Construction Costs	410,321	278,897	(32.0)	1,329,226	1,141,505	(14.1)
Concession Taxes	67,029	82,167	22.6	271,331	319,180	17.6
Technical Assistance Fee	34,679	44,635	28.7	135,074	172,610	27.8
Depreciation and Amortization	78,158	93,802	20.0	299,205	351,745	17.6
Other expenses (Revenues) - Net	(5,859)	(214)	(96.3)	(1,380)	(205)	(85.1)
Total Operating Costs and Expenses	**1,060,473**	**962,362**	**(9.3)**	**3,893,476**	**3,774,518**	**(3.1)**
Operating Income	**830,056**	**1,058,705**	**27.5**	**3,239,119**	**4,132,536**	**27.6**
Operating Margin (%)	43.9%	52.4%		45.4%	52.3%	
Financing (Expense) Income:						
Interest Income	37,295	64,344	72.5	127,290	163,543	28.5
Interest (Expense)	(79,453)	(50,980)	(35.8)	(352,822)	(295,009)	(16.4)
Exchange Gain (Loss) - Net	60,880	6,583	(89.2)	(63,072)	(15,488)	(75.4)
Total Financing (Expense) Income	**18,722**	**19,947**	**6.5**	**(288,604)**	**(146,954)**	**(49.1)**
Income before Taxes	**848,778**	**1,078,652**	27.1	**2,950,515**	**3,985,582**	35.1
Income Tax	**224,241**	**259,433**	**15.7**	**813,073**	**1,121,403**	**37.9**
Consolidated Net Income	**624,537**	**819,219**	**31.2**	**2,137,442**	**2,864,179**	**34.0**
Other Comprehensive Income:						
Actuarial Gains (Losses)	(4,199)	34,527	n.a.	(4,199)	34,527	n.a.
Deferred Tax Effect	1,260	(10,358)	n.a.	1,260	(10,358)	n.a.
Consolidated Comprehensive Income	**621,598**	**843,388**	**35.7**	**2,134,503**	**2,888,348**	**35.3**
Consolidated Net Income attributable to:						
Non-Controlling Interest	3,537	3,420	(3.3)	9,866	12,357	25.2
Controlling Interest	621,000	815,799	31.4	2,127,576	2,851,822	34.0
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	3,537	3,420	(3.3)	9,866	12,357	25.2
Controlling Interest	618,061	839,968	35.9	2,124,637	2,875,991	35.4
Weighted Average Shares Outstanding	393,446,466	393,446,466		393,660,889	393,446,466	
EPS (Ps.)	1.58	2.07	31.4	5.40	7.25	34.1
EPADS (US$)	0.64	0.84	31.9	2.19	2.95	34.7
EBITDA	**908,214**	**1,152,507**	**26.9**	**3,538,324**	**4,484,281**	**26.7**
EBITDA Margin (%)	48.0%	57.0%		49.6%	56.7%	
Adjusted EBITDA	**999,047**	**1,217,388**	**21.9**	**3,829,362**	**4,732,917**	**23.6**
Adjusted EBITDA Margin (%)	67.5%	69.9%		66.0%	70.0%

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2017 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2016	**393,770,973**	**303,644**	**29,786**	**4,846,045**	**1,383,124**	**(8,052)**	**132,433**	**6,686,980**
Reissuance (Repurchase) of Shares - Net	(324,507)	(250)	-	-	(33,984)	-	-	(34,234)
Dividends Paid	-	-	-	(1,575,083)	-	-	-	(1,575,083)
Increase in Non-Controlling Interest	-	-	-	-	-	-	17,149	17,149
Increase in the Share Purchase Reserve	-	-	-	(116,876)	116,876	-	-	-
Comprehensive Income (Loss)	-	-	-	2,127,576	-	(2,939)	9,866	2,134,503
Balance as of December 31, 2017	**393,446,466**	**303,394**	**29,786**	**5,281,662**	**1,466,016**	**(10,991)**	**159,448**	**7,229,315**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of December 31, 2018 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2017	**393,446,466**	**303,394**	**29,786**	**5,281,662**	**1,466,016**	**(10,991)**	**159,448**	**7,229,315**
Dividends Paid	-	-	-	(1,598,680)	-	-	(7,056)	(1,605,736)
Comprehensive Income (Loss)	-	-	-	2,851,822	-	24,169	12,357	2,888,348
Balance as of December 31, 2018	**393,446,466**	**303,394**	**29,786**	**6,534,804**	**1,466,016**	**13,178**	**164,749**	**8,511,927**

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.7354 as of December 31, 2017 and Ps. 19.6566 as of December 31, 2018.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 12, 2019